Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Northrim BanCorp, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-120836) on Form S-8 of Northrim BancCorp Inc.’s Employee Stock Incentive Plan and Employee Stock Option and Restricted Stock Award Plan of our report dated March 15, 2010 with respect to the consolidated balance sheet of the Company as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2009, which report appears in the December 31, 2010 annual report on Form 10-K of the Company.
/s/ KPMG LLP

Anchorage, Alaska
March 14, 2011